September 27, 2006

Mr. H. Christopher Owings, Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

IBUYDIGITAL.COM, INC.

Application for Withdrawal of Registration Statement on

Form S-1 Filed January 13, 2005 (File No. 333-122030)

Dear Mr. Owings:

In connection with the above referenced matter and in response to your letter dated August 31, 2006, we hereby make this application, pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), for the withdrawal of the Registration Statement on Form S-1 (File No. 333-122030) originally filed with the Securities and Exchange Commission (the “Commission”) on January 13, 2005, including the Amendments thereto filed on March 4, 2005, March 31, 2005 and April 21, 2005, respectively (collectively, the “Registration Statement”) and all exhibits and pre-effective amendments thereto.

We believe that current market conditions make it inadvisable to proceed with the offerings to be registered under the Registration Statement at this time. None of our securities being registered under the Registration Statement have been sold in connection with the public offering to be registered under the Registration Statement. We may undertake a subsequent private offering of our securities in reliance on Securities Act Rule 155(c).

Pursuant to the foregoing, we hereby respectfully request that a written order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible. Please fax a copy of the written order as soon as it is available to the attention of the undersigned at Fax No. 732.692.5092, and to the attention of our counsel, Oved & Oved LLP, at Fax No. 212.226.7555. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted at the time the application is filed with the Commission unless, within 15 calendar days after we file the application, the Commission notifies us that the application for withdrawal will not be granted.

If you have any questions regarding this application, please do not hesitate to contact Terrence A. Oved, Esq. at 212.226.2376.

Very truly yours,

IBUYDIGITAL.COM, INC.

By:  /s/  ELLIOT ANTEBI

Chief Executive Officer

298 Fernwood Avenue	PHONE	(732) 692-5010
Edison, New Jersey	FAX	(732) 692-5092
08837	WEB SITE	http://www.ibuydigital.com